TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2008 YEAR-END RESERVES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 21, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced its 2008 year-end reserves. All dollar values are expressed in United States dollars unless otherwise stated.

The Company’s 2008 and 2007 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101. Following is a summary of DeGolyer’s evaluation for the year ended December 31, 2008 with comparatives to the year ended December 31, 2007.

The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing effective December 31, 2008 and December 31, 2007, respectively.

2008 Significant Events

In 2008, the Company’s activities focused primarily on its operated West Gharib concession in the Arab Republic of Egypt (“Egypt”). Building on the initial 55 percent working interest acquired in September 2007, the Company acquired the remaining 45 percent working interest with two additional acquisitions, in February and in August 2008. Production was increased and secondary recovery projects were initiated in the Hana and Hoshia fields. Late in 2008, TransGlobe made an oil discovery at Hana West, which could increase 2009 production and reserves significantly. In April, the Canadian assets were sold, which represented approximately 23 percent (proved plus probable) of the 2007 year-end Company reserves. The sold Canadian reserves were more than offset by the Egyptian acquisitions and the increased reserves on the acquired properties resulting from the development and exploration work carried out in 2008. TransGlobe has transitioned into a pure Middle East/North Africa (“MENA”) oil and gas exploration company.

The Company’s proved reserves in Egypt grew 108 percent over 2007, representing a production replacement of 369 percent. On a proved plus probable (“2P”) basis, the year-over-year increase was 135 percent, equal to a production replacement of 713 percent. The most important reserves additions during the year resulted from the infill drilling at Hana, the partial recognition of reserves associated with enhanced recovery projects at both the Hana and Hoshia fields, and the new pool discovery at Hana West in November 2008. Water injection pilot tests were initiated in both the Hana and Hoshia fields during 2008, resulting in the assignment of 2Preserves for the pilot areas and proved plus probable plus possible (“3P”) reserves for full-field water floods. In addition, preliminary 3P reserves were assigned to the Hana and the Hoshia fields for tertiary recovery using ASP (Alkaline Surfactant Polymer) flooding. ASP flooding techniques have been successfully developed in analogous reservoirs in Western Canada.

Proved plus probable reserves of 3.5 million barrels were assigned to the portion of the Hana West discovery drilled by December 31, 2008. The Company plans to drill several appraisal wells on the Hana West pool during the first half of 2009 which, if successful, could further increase reserves assigned to this pool. The Hana West discovery is too new to quantify reserves for secondary and tertiary recovery projects. However, due to the excellent reservoir quality and higher-quality oil encountered in the wells drilled to date, Hana West is expected to be an excellent candidate for secondary recovery (water flood) and possibly tertiary applications in the future.

The Company’s reserves in Yemen increased approximately four percent over the prior year, representing a production replacement of 116 percent on a proved basis and 124 percent on a 2P basis. The Yemen reserve increases were primarily attributed to improved recovery factors at the An Nagyah, Tasour and Godah fields.

Year-End 2008 Reserves*

Proved Reserves

TransGlobe’s total proved reserves increased six percent from 11.9 million barrels of oil equivalent (“MMBoe”) at December 31, 2007 to 12.6 MMBoe at December 31, 2008. This increase in proved reserves represents a production replacement in 2008 of 127 percent.

Proved Plus Probable Reserves

Total 2P reserves grew 21 percent from 16.4 MMBoe at December 31, 2007 to 19.8 MMBoe at December 31, 2008. The increase in 2P reserves represents a production replacement in 2008 of 226 percent.

Proved Plus Probable Plus Possible Reserves

The Company’s 3P reserves totaled 28.0 MMBoe at December 31, 2008. This reserves category was not previously reported by TransGlobe and therefore, comparative numbers for 2007 are not presented.

* Definitions of Reserves Categories:

  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
  Possible reserves have a less likely chance of being recovered than probable reserves. This term is often used for reserves which are claimed to have at least a 10 percent certainty of being produced.

Year-End 2008 Reserves

	December 31,	December 31,	Increase
	2008	2007	(%)
	MMBoe1)	MMBoe1)
Proved
Egypt	5.8	2.8	107
Yemen	6.8	6.6	3
Canada2)	0	2.5	(100)
Total Proved	12.6	11.9	6

Proved Plus Probable
Egypt	12.0	5.1	135
Yemen	7.8	7.5	4
Canada2)	0	3.8	(100)
Total Proved Plus Probable	19.8	16.4	21

Proved Plus Probable Plus Possible
Egypt	20.1	N/A	N/A
Yemen	7.9	N/A	N/A
Canada2)	0	N/A	N/A
Total Proved Plus Probable Plus Possible	28.0	N/A	N/A
1) Working interest before royalties.
2) TransGlobe sold all of its Canadian assets as of April 30, 2008, with an effective date of January 1, 2008.

“We are very pleased with the increase in our reserves base. Our exploration success in 2008 proves that our strategy of focusing on the Middle East/North Africa region, our area of expertise, is working. We will continue to add value for our shareholders by keeping a healthy balance between lower-risk development work and higher-risk, higher-reward exploration, adding further reserves as we go”, commented Ross Clarkson, President and Chief Executive Officer of TransGlobe.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below in U.S. dollars are calculated using DeGolyer’s price forecast and also constant pricing at December 31, 2008, using the average price received December 31 of the respective reporting periods. In the constant price case, the prices were held constant for the life of the reserves.

Present Value of Future Net Revenues, After Tax ($MM)
Independent Evaluator’s Price Forecast

Present Value By Area	0% December 31, 2008 Discounted at					December 31, 2007 Discounted at
		5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Egypt Yemen Canada*	$120 $109 $0	$105 $90 $0	$93 $75 $0	$83 $64 $0	$75 $56 $0	$54 $125 $68	$47 $107 $58	$41 $94 $50	$37 $83 $44	$33 $74 $39
Total Proved	$229	$195	$168	$147	$131	$247	$212	$185	$163	$146
Proved plus Probable Egypt Yemen Canada*	$220 $131 $0	$189 $106 $0	$165 $88 $0	$146 $74 $0	$131 $64 $0	$91 $143 $109	$76 $121 $87	$65 $104 $73	$56 $91 $62	$50 $81 $53
Total Proved plus Probable	$351	$295	$253	$220	$194	$343	$285	$242	$209	$184
Proved plus Probable plus Possible Egypt Yemen Canada*	$366 $133 $0	$299 $108 $0	$249 $90 $0	$212 $76 $0	$182 $65 $0	Not Reported
Total 3P	$499	$407	$339	$287	$247
* The numbers for Canada are presented before tax.

Present Value of Future Net Revenues, After Tax ($MM)
Constant Pricing

Present Value By Area	December 31, 2008 Discounted at					December 31, 2007 Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Egypt Yemen Canada*	$39 $36 $0	$36 $31 $0	$32 $28 $0	$30 $25 $0	$27 $22 $0	$61 $145 $74	$52 $122 $63	$46 $106 $54	$41 $93 $47	$37 $83 $42
Total Proved	$75	$67	$60	$54	$49	$280	$237	$206	$181	$161
Proved plus Probable Egypt Yemen Canada*	$85 $44 $0	$76 $38 $0	$68 $34 $0	$62 $29 $0	$56 $26 $0	$104 $167 $120	$87 $140 $95	$74 $119 $78	$64 $104 $66	$56 $92 $57
Total Proved plus Probable	$129	$114	$102	$91	$82	$392	$322	$271	$234	$204
Proved plus Probable plus Possible Egypt Yemen Canada*	$92 $45 $0	$83 $39 $0	$75 $34 $0	$69 $30 $0	$63 $27 $0	Not Reported
Total 3P	$137	$122	$109	$99	$89
* The numbers for Canada are presented before tax.

The following table summarizes D&M’s price forecast used to estimate future net revenues:

WTI Forecast Pricing ($/Bbl)	2008	2009	2010	2011	2012	2013
Year-end 2008		$57.00	$69.53	$76.38	$86.99	$94.74
Year-end 2007	$90.00	$86.52	$84.87	$83.32	$82.78	$82.19

The constant pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib production and Yemen prices based on prices received for production from Blocks 32 and S-1:

Constant Pricing ($/Bbl)	Dec. 31, 2008	Dec. 31, 2007

Egypt	$25.64	$69.60
Yemen	$38.39	$92.45

Corporate Presentation

TransGlobe is pleased to advise it has posted an updated corporate presentation on its Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com